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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                    (Amendment No. ___________)*

                   PEACOCK FINANCIAL CORPORATION

                         (Name of Issuer)

                           Common Stock
                   (Title of Class of Securities)

                             704908102
                          (CUSIP Number)

                         January 29, 2001
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]
                          Rule 13d-1(b)
                               [X]
                          Rule 13d-1(c)
                               [ ]
                          Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persn's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be demed to be "filed" for the purpose of Section 18 of the Securitie s Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision s of the Act (however, see the Notes).




CUSIP No. 704908102


1.
Names of Reporting Persons.............................Arthur D. Viola
I.R.S. Identification Nos. of above persons (entities only).       N/A




2.
Check the Appropriate Box if a Member of a Group (See Instructions)




(a)






(b)





3.
SEC Use Only




4.
Citizenship or Place of Organization    United States

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.  Sole Voting Power ......................................4,516,000



6.  Shared Voting Power



7.  Sole Dispositive Power



8.  Shared Dispositive Power



9.  Aggregate Amount Beneficially Owned by Each
    Reporting Person  ......................................4,516,000



10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).



11. Percent of Class Represented by Amount in Row (11) .........8.43%



12. Type of Reporting Person (See Instructions) ...................IN




Item 1.


(a)
Name of Issuer

Peacock Financial Corporation


(b)
Address of Issuer's Principal Executive Offices

2531 San Jacinto Street, San Jacinto, CA 92583



Item 2.


(a)
Name of Person Filing  Arthur D. Viola


(b)
Address of Principal Business Office or, if none, Residence

Mr. Arthur D. Viola
Senior Partner
Daniels Corporate Advisory Company
67 Wall Street     22nd Floor
New York, New York 10005-3198
Telephone: (212) 859-3466


(c)
Citizenship  United States


(d)
Title of Class of Securities  Common Stock


(e)
CUSIP Number    70 49 08 102


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A


(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).


(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8).


(e)
[ ]
An investment adviser in accordance with  240.13d-
1(b)(1)(ii)(E);


(f)
[ ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g)
[ ]
A parent holding company or control person in
accordance with   240.13d-1(b)(1)(ii)(G);


(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-
3);


(j)
[ ]
Group, in accordance with  240.13d-1(b)(1)(ii)(J).


Item 4.
Ownership.



(a)
Amount beneficially owned: 4,516,000.


(b)
Percent of class:  8.43%


(c)
Number of shares as to which the person has:




(i)
Sole power to vote or to direct the vote   4,516,000




(ii)
Shared power to vote or to direct the vote




(iii)
Sole power to dispose or to direct the disposition of
4,516,000




(iv)
Shared power to dispose or to direct the disposition of



Item 5.
Ownership of Five Percent or Less of a Class



Item 6.
Ownership of More than Five Percent on Behalf of Another Person.



Item 7.
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company



Item 8.
Identification and Classification of Members of the Group



Item 9.
Notice of Dissolution of Group

Item 10.
Certification




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      February 8, 2001

Signature: /s/ Arthur D. Viola
               ---------------
Name/Title     Arthur D. Viola